Simpson Thacher & Bartlett LLP
425 Lexington Ave. New York, N.Y. 10017
telephone: +1-212-455-2000 facsimile: +1-212-455-2502
Direct Dial Number (212) 455-3728	E-mail Address Jacqueline.Edwards@stblaw.com

March 20, 2026
Via EDGAR
Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549
Attn: Kenneth Ellington, Staff Accountant
Re:    CIM Real Assets & Credit Fund
Annual Report on Form N-CSR
Filing No.: 811-23425
Dear Mr. Ellington:
On behalf of CIM Real Assets & Credit Fund (the “Fund”), we are providing the following responses to oral comments from the staff (the “Staff”) of the Division of Investment Management of the Securities and Exchange Commission (the “Commission) received on February 23, 2026, relating to the Fund’s Annual Report on Form N-CSR for the fiscal year ended September 30, 2025, filed with the Commission on December 8, 2025 (the “Annual Report”).
To assist your review, we have retyped our record of the Staff’s oral comments below. The responses and information described below are based upon information provided to us by the Fund. All capitalized terms used but not defined in this letter have the meanings given to them in the Annual Report.
1.The Fund presented a line graph for Class I that does not assume the Fund’s required minimum. If that amount exceeds $10,000, please explain why the line graph does not conform to Item 24, Instruction 4.g(2)(A)(1)(d) of Form N-2.
Response: The Fund hereby confirms that the line graph for Class I will show the comparison of the change in value of a $1,000,000 investment in future Form N-CSR filings.
2.The Staff notes that as of the most recent balance sheet date, the carrying amount of reverse repurchase agreements exceeds 10% of total assets. Please ensure in future financial statements that interest payable is included in the balance of the reverse repurchase agreements. See Rule 4-08(m)(1)(i) of Regulation S-X.
Response: The Fund will make the requested change in a future filing.

3.In future filings, please ensure the total realized gain/loss in the affiliated investments table agrees with the correlative amount shown on the related statement of operations as required by Article 12-14, Column E, footnote (e) of Regulation S-X.
Response: The Fund will make the requested change in a future filing.

4.Please confirm that the Fund’s unfunded commitments are fair valued in accordance with ASC 820.
Response: The Fund hereby confirms that the unfunded commitments are fair valued in accordance with ASC 820. The Fund further confirms that the fair value of unfunded commitments will be separately disclosed going forward in addition to the commitment amount as currently disclosed.

5.Please supplementally provide the percentages of the Fund’s total assets that were invested in the REIT subsidiary as of the most recent fiscal year end. Please also disclose this percentage in the notes to financial statements going forward.
Response: The Fund had 20.7% of its total assets invested in the REIT subsidiary as of the most recent fiscal year end. The Fund will provide the total assets invested in the REIT subsidiary as of the most recent fiscal year end in future filings.
6.The Fund is identified as a non-diversified fund. However, it appears that the Fund has been operating as a diversified fund. If the Fund has been operating as a diversified fund for more than three years, please confirm that the Fund will receive shareholder approval prior to changing its status back to a non-diversified fund. See Section 13(a)(1) and Rule 13a-1 of the Investment Company Act of 1940.
Response: The Fund respectfully submits that it has not operated as a diversified fund for a period of three consecutive years. The Fund hereby confirms that, if it operates as a diversified fund for more than three years in the future, it will receive shareholder approval prior to changing its status back to a non-diversified fund.

Please call me (212-455-3728) with any questions you may have regarding this filing or if you wish to discuss the above responses.

Sincerely,
/s/ Jacqueline Edwards
cc:    Christopher Filosa, CIM Group.
    Lisa Kustron, CIM Group.
Stephanie Chaung, Esq.
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